UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ABM INDUSTRIES INCORPORATED
 (Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

000957100
(CUSIP Number)

September 1, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 000957100	13G

1	NAME OF REPORTING PERSON
Thomas H. Lee Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
4,523,870(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
4,523,870(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,523,870(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.95% (1)

12	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Includes all shares owned by Thomas H. Lee Equity Fund VII, L.P.; Thomas H. Lee Parallel Fund VII, L.P.; Thomas H. Lee Parallel (Cayman) Fund VII, L.P.; THL Executive Fund VII, L.P.; and THL Fund VII Coinvestment Partners, L.P.

CUSIP NO. 000957100	13G

1	NAME OF REPORTING PERSON
Thomas H. Lee Equity Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,465,574

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,465,574

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,465,574

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.25%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 000957100	13G

1	NAME OF REPORTING PERSON
Thomas H. Lee Parallel Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,156,397

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,156,397

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,156,397

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.78%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 000957100	13G

1	NAME OF REPORTING PERSON
Thomas H. Lee Parallel (Cayman) Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
1,549,934

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
1,549,934

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,549,934

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.38%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 000957100	13G

1	NAME OF REPORTING PERSON
THL Executive Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
128,465

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
128,465

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
128,465

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.20%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 000957100	13G

1	NAME OF REPORTING PERSON
THL Fund VII Coinvestment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
223,500

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
223,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
223,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.34%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 000957100	13G

Item 1 (a).	Name of Issuer:

ABM Industries Incorporated

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

One Liberty Plaza, 7th Floor
New York, NY 10006

Item 2 (a).	Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons): (1) Thomas H. Lee Advisors, LLC, a Delaware limited liability company (“Advisors”); (2) Thomas H. Lee Equity Fund VII, L.P., a Delaware limited partnership (“THL Equity VII”); (3) Thomas H. Lee Parallel Fund VII, L.P., a Delaware limited partnership (“THL Parallel Fund VII”); (4) Thomas H. Lee Parallel (Cayman) Fund VII, L.P., a Cayman Islands exempted limited partnership (“THL Cayman Fund VII”); (5) THL Executive Fund VII, L.P., a Delaware limited partnership (“THL Executive”); and (6) THL Fund VII Coinvestment Partners, L.P., a Delaware limited partnership (“THL VII Coinvestment”).

Advisors is the general partner of Thomas H. Lee Partners, L.P., which in turn is the general partner of THL VII Coinvestment.  In addition Thomas H. Lee Partners, L.P. is the managing member of THL Equity Advisors VII, LLC, which in turn is the general partner of THL Equity VII, THL Parallel Fund VII, THL Cayman Fund VII and THL Executive.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons:
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02110

CUSIP NO. 000957100	13G

Item 2 (c).	Citizenship:

Thomas H. Lee Advisors, LLC – Delaware
Thomas H. Lee Equity Fund VII, L.P. – Delaware
Thomas H. Lee Parallel Fund VII, L.P. – Delaware
Thomas H. Lee Parallel (Cayman) Fund VII, L.P. – Cayman Islands
THL Executive Fund VII, L.P. – Delaware
THL Fund VII Coinvestment Partners, L.P. – Delaware

Item 2 (d).	Title of Class of Securities:

Common Stock

Item 2 (e).	CUSIP Number:

000957100

Item 3.	Not Applicable

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

This Schedule 13G is being filed on behalf of the Reporting Persons.  The Reporting Persons may be deemed to beneficially own in the aggregate 4,523,870 shares of the Issuer’s Common Stock, representing, in the aggregate, 6.95% of the Issuer’s Common Stock.  The calculation of the foregoing percentage is based on 65,135,908 shares of Common Stock outstanding as of September 1, 2017 (the “Outstanding Shares”), as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 7, 2017.

The following shares were owned by the Reporting Persons on September 1, 2017 and as of the date of this filing:

Advisors owned 4,523,870 shares of the Issuer, representing approximately 6.95% of the Outstanding Shares.

THL Equity VII owned 1,465,574 shares of the Issuer, representing approximately 2.25% of the Outstanding Shares.

THL Parallel Fund VII owned 1,156,397 shares of the Issuer, representing approximately 1.78% of the Outstanding Shares.

THL Cayman Fund VII owned 1,549,934 shares of the Issuer, representing approximately 2.38% of the Outstanding Shares.

THL Executive owned 128,465 shares of the Issuer, representing approximately 0.20% of the Outstanding Shares.

THL VII Coinvestment owned 223,500 shares of the Issuer, representing approximately 0.34% of the Outstanding Shares.

CUSIP NO. 000957100	13G

By virtue of the relationship among the Reporting Persons described herein, the Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Each of the Reporting Persons expressly disclaims the existence of such beneficial ownership and this report shall not be deemed an admission that any of the Reporting Persons is the beneficial owner of the securities for the purpose of Section 16 or any other purposes, except to the extent of its pecuniary interest therein.

Item 4(b)	Percent of Class

See Item 4a hereof.

Item 4(c)	Number of Shares as to which Such Person has:

(i)	Sole power to vote or to direct the vote:
See Row 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:
See Row 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

CUSIP NO. 000957100	13G

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10(c).	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017	THOMAS H. LEE ADVISORS, LLC

	By:	THL Holdco, LLC, its managing member

	By:	/s/Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017	THOMAS H. LEE EQUITY FUND VII, L.P.

	By:	THL Equity Advisors VII, LLC,
its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017	THOMAS H. LEE PARALLEL FUND VII, L.P.

	By:	THL Equity Advisors VII, LLC,
its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017	THOMAS H. LEE PARALLEL (CAYMAN) FUND VII L.P.

	By:	THL Equity Advisors VII, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017	THL EXECUTIVE FUND VII, L.P.

	By:	THL Equity Advisors VII, LLC, its general partner
	By:	Thomas H. Lee Partners, L.P., its sole member
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2017	THL FUND VII COINVESTMENT PARTNERS, L.P.

	By:	Thomas H. Lee Partners, L.P., its general partner
	By:	Thomas H. Lee Advisors, LLC, its general partner
	By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name: Charles P. Holden
Title: Managing Director

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated September 20, 2017
THOMAS H. LEE ADVISORS, LLC

	By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE EQUITY FUND VII, L.P.

By:	THL Equity Advisors VII, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL FUND VII, L.P.

By:	THL Equity Advisors VII, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THOMAS H. LEE PARALLEL (CAYMAN) FUND VII, L.P.

By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL EXECUTIVE FUND VII, L.P.

By:	THL Equity Advisors VI, LLC, its general partner
By:	Thomas H. Lee Partners, L.P., its sole member
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director

THL FUND VII COINVESTMENT PARTNERS, L.P.

By:	Thomas H. Lee Partners, L.P., its general partner
By:	Thomas H. Lee Advisors, LLC, its general partner
By:	THL Holdco, LLC, its managing member

By:	/s/Charles P. Holden
Name:	Charles P. Holden
Title:	Managing Director